UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                              AdZone Research, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
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                                    00763K102
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                                 (Cusip Number)

                                  June 4, 2004
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_]   Rule 13d-1(b)

      [X]   Rule 13d-1(c)

      [_]   Rule 13d-1(d)

* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00763K102

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   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       The Nutmeg Group, L.L.C.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
       (b) [ ]
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   3   SEC USE ONLY

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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Virgin Islands Limited Liability Company
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     NUMBER OF         5   SOLE VOTING POWER
       SHARES
    BENEFICIALLY           6,746,691
      OWNED BY    --------------------------------------------------------------
        EACH           6   SHARED VOTING POWER
     REPORTING
       PERSON              0
       WITH:
                  --------------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER

                           6,746,691
--------------------------------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,746,691
--------------------------------------------------------------------------------
  10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS)                                     No
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.3%(1)
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IC
--------------------------------------------------------------------------------


-----------------------
(1) Based on 107,009,706 shares of common stock outstanding as of June 10, 2005.

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Item 1(a).        Name of Issuer: AdZone Research, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  4062 Grumman Boulevard
                  Calverton, New York 11933

Item 2(a).        Name of Person Filing: The Nutmeg Group, L.L.C.

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  3346 Commercial Avenue
                  Northbrook, Illinois 60062

Item 2(c).        Citizenship: United States Virgin Islands Limited Liability
                  Company

Item 2(d). Title of Class of Securities: Common Stock, par value $.001 per share.

Item 2(e).        CUSIP Number: 00763K102

Item 3.           Type of Person: IC

Item 4.           Ownership:

      (a)   Amount beneficially owned: 6,746,691
      (b)   Percent of class: 6.3%
      (c)   Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote: 6,746,691
            (ii)  Shared power to vote or to direct the vote: 0
            (iii) Sole power to dispose or to direct the disposition of:
                  6,746,691
            (iv)  Shared power to dispose or to direct the disposition of: 0


Item 5.           Ownership of Five Percent or less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

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Page 4 of 4

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:
                  Not applicable.

Item 9.           Notice of Dissolution of Group: Not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Date: June 13, 2005

                                              THE NUTMEG GROUP, L.L.C.


                                              By: /s/ Randall Goulding
                                                  ------------------------
                                                  Randall Goulding
                                                  Managing Member